SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               2 August 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 2 August 2006 re: Interim Results


                              Lloyds TSB Group plc
                     Results for half-year to 30 June 2006



                            PRESENTATION OF RESULTS

The impact of International Financial Reporting Standards, and in particular the increased use of fair values, has led to greater earnings volatility and, in order to provide a more comparable representation of business performance, this volatility has been separately analysed for the Group's insurance and banking businesses (page 30, note 2). In addition, profits and losses on sale and closure of businesses have been separately analysed in the Group's results. A reconciliation of this basis of presentation to the statutory profit before tax is shown on page 1. Certain commentaries separately analyse the impact, in the second half of 2005, of customer redress provisions and the strengthening of reserves for annuitant mortality.

For certain aspects of the Group's life assurance businesses, additional financial information has been provided on an 'embedded value' basis.


FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.


CONTENTS

                                                                                                          Page
Profit analysis by division                                                                                  1
Assets by division                                                                                           1
Performance highlights                                                                                       2
Summary of results                                                                                           3
Group Chief Executive's statement                                                                            4
Group Finance Director's review of financial performance                                                     7
Summarised segmental analysis                                                                               10
Divisional performance                                                                                      12
     - UK Retail Banking                                                                                    12
     - Insurance and Investments                                                                            15
     - Wholesale and International Banking                                                                  19
Consolidated interim income statement - statutory                                                           22
Consolidated interim balance sheet - statutory                                                              23
Consolidated interim statement of changes in equity - statutory                                             24
Condensed consolidated interim cash flow statement - statutory                                              25
Condensed segmental analysis - statutory                                                                    26
Notes                                                                                                       28
Contacts for further information                                                                            41


PROFIT ANALYSIS BY DIVISION



                                                  Half-year to  Half-year to                  Half-year to
                                                       30 June       30 June                   31 December
                                                          2006          2005          Change          2005
                                                          GBPm          GBPm               %          GBPm
UK Retail Banking
  Before provisions for customer redress                   713           699               2           771
  Provisions for customer redress                            -             -                          (150)
                                                           713           699               2           621
Insurance and Investments
  Before strengthening of reserves for mortality           466           425              10           455
  Strengthening of reserves for mortality                    -             -                          (155)
                                                           466           425              10           300
Wholesale and International Banking                        768           695              11           829
Central group items                                       (195)         (193)                         (231)
Profit before tax - excluding volatility and             1,752         1,626               8         1,519

profit on sale and closure of businesses
Volatility (page 30, note 2)
-  Banking                                                  (2)          (73)                          (51)
-  Insurance                                               (61)          131                           307
-  Policyholder interests                                   90            29                           282
Profit on sale and closure of businesses (page               -             -                            50
37, note 13)
Profit before tax                                        1,779         1,713               4         2,107
Taxation                                                  (543)         (509)                         (756)
Profit for the period                                    1,236         1,204                         1,351

Profit attributable to minority interests                   22            12                            50
Profit attributable to equity shareholders               1,214         1,192                         1,301
Profit for the period                                    1,236         1,204                         1,351

Earnings per share                                       21.7p         21.3p                         23.3p




ASSETS BY DIVISION



                                                           30 June         30 June                 31 December
                                                              2006            2005        Change          2005
                                                              GBPm            GBPm             %          GBPm
UK Retail Banking                                          105,726          98,911             7       102,945

Insurance and Investments                                   82,636          77,978             6        80,148
Wholesale and International Banking                        136,157         126,568             8       124,044
Central group items                                          1,248           2,649           (53)        2,617
Total assets                                               325,767         306,106             6       309,754

                             PERFORMANCE HIGHLIGHTS

Unless otherwise stated, the analysis throughout this document compares the half-year to 30 June 2006 with the half-year to 30 June 2005.

Results - statutory

- Profit before tax increased by GBP66 million, or 4 per cent, to GBP1,779 million.
- Profit attributable to equity shareholders increased by 2 per cent to GBP1,214 million.
-  Earnings per share increased by 2 per cent to 21.7p.
- Post-tax return on average shareholders' equity decreased to 23.5 per cent, from 24.9 per cent.
-  Total capital ratio 10.3 per cent, tier 1 capital ratio 7.4 per  cent.
-  Interim dividend maintained at 10.7p.

Results - excluding volatility

- Profit before tax increased by GBP126 million, or 8 per cent, to GBP1,752 million.
- Income growth of 6 per cent exceeded cost growth of 1 per cent. Cost:income ratio improved to 50.6 per cent, from 53.0 per cent.
- Trading surplus increased by GBP260 million, or 11 per cent, to GBP2,552 million.
-  Earnings per share increased by 7 per cent to 22.1p.
-  Economic profit increased by 7 per cent to GBP773 million.
- Post-tax return on average shareholders' equity was broadly stable at 24 per cent.

Key highlights

- Balanced and continuing trading momentum with income up 6 per cent and trading surplus up 11 per cent, excluding volatility.
- Excellent cost control. Income growth, excluding volatility, of 6 per cent exceeded cost growth of 1 per cent delivering widened positive jaws of 5 percentage points. Productivity improvement programme on track.
- Good trading performance in UK Retail Banking, with a more balanced sales mix. Overall product sales volumes up 17 per cent. Income up 3 per cent, costs reduced by 3 per cent resulting in trading surplus increasing by 8 per cent.
- Excellent growth in Scottish Widows with a 35 per cent increase in new business weighted sales (bancassurance up 64 per cent; IFA sales up 25 per cent). Improved new business margin. Profit before tax, adjusting for the impact of capital repatriation in 2005 and insurance grossing, increased by 15 per cent.
- Continued strong trading momentum in Wholesale and International Banking supported by a 22 per cent increase in cross-selling income. Income growth of 8 per cent exceeded cost growth of 2 per cent; trading surplus increased by 17 per cent.
-  Impairment up 20 per cent; overall credit quality remains satisfactory.
-  Capital ratios remain robust.

                               SUMMARY OF RESULTS



                                                   Half-year to  Half-year to                 Half-year to
                                                        30 June       30 June                  31 December
                                                           2006          2005        Change           2005
                                                           GBPm          GBPm             %           GBPm

Results - statutory
Total income, net of insurance claims                     5,189         4,962             5          5,578
Operating expenses                                        2,610         2,583            (1)         2,888
Trading surplus                                           2,579         2,379             8          2,690
Impairment losses on loans and advances                     800           666           (20)           633
Profit before tax                                         1,779         1,713             4          2,107
Profit attributable to equity shareholders                1,214         1,192             2          1,301
Earnings per share (page 38, note 15)                     21.7p         21.3p             2          23.3p
Post-tax return on average shareholders' equity           23.5%         24.9%                        26.3%

Results - excluding volatility*
Total income, net of insurance claims                     5,162         4,875             6          5,195
Operating expenses                                        2,610         2,583            (1)         2,738
Trading surplus                                           2,552         2,292            11          2,457
Impairment losses on loans and advances                     800           666           (20)           633
Profit before tax                                         1,752         1,626             8          1,824
Economic profit (page 38, note 14)                          773           725             7            876
Earnings per share                                        22.1p         20.7p             7          23.5p
Post-tax return on average shareholders' equity           24.0%         24.1%                        26.8%
Post-tax return on average risk-weighted assets           1.66%         1.73%                        1.81%

Shareholder value
Closing market price per share (period end)              531.5p          473p            12         488.5p
Total market value of shareholders' equity            GBP29.9bn     GBP26.5bn            13      GBP27.4bn
Proposed dividend per share (page 40, note 18)            10.7p         10.7p                        23.5p


                                                        30 June       30 June                  31 December
                                                           2006          2005         Change          2005
Balance sheet - statutory                                  GBPm          GBPm              %          GBPm
Shareholders' equity                                     10,157         9,392             8         10,195
Net assets per share (pence)                                178           165             8            180
Total assets                                            325,767       306,106             6        309,754
Loans and advances to customers                         182,157       167,583             9        174,944
Customer deposits                                       136,465       130,550             5        131,070

Risk asset ratios
Total capital                                             10.3%          9.6%                        10.9%
Tier 1 capital                                             7.4%          7.7%                         7.9%

*results for the half-year to 31 December 2005 also exclude profit on sale and closure of businesses, customer redress provisions and strengthening of reserves for mortality.

                       GROUP CHIEF EXECUTIVE'S STATEMENT

Lloyds TSB had a pleasing first half of the year, as we delivered a good level of earnings growth despite the anticipated higher impairment losses in our unsecured consumer portfolios. We have continued to show tangible progress against the second phase of our strategy, which focuses on building customer franchises for sustained growth. We have seen strong growth in sales, improved levels of customer acquisition and success in deepening relationships. All three divisions delivered strong trading surplus growth. As importantly, the leading indicators for income and costs, as well as the record scores in employee engagement and customer satisfaction, show that we are executing well and point to continued growth in the future.

During the first half of 2006, we made good progress on the Groupwide initiatives of improving productivity and better capital management. Our productivity programme is on track to deliver significant benefits and our quality programmes are enhancing our service to customers as well as delivering efficiency gains. We have seen an improvement in our cost:income ratio from
53.0 per cent in the first half of 2005 to 50.6 per cent in 2006, excluding volatility. This has been achieved at a time when we are continuing to invest in our key growth franchises. We are managing our capital more efficiently, and remain on track with plans we set out earlier this year in the areas of securitisation, origination and distribution, and the additional repatriation of capital from Scottish Widows. Our capital ratios remain robust.

We have continued to develop our risk framework, which is important as it allows us to manage the risks as we grow the business. The deterioration in the unsecured consumer lending environment, particularly reflecting the changes to personal bankruptcy laws, that we highlighted earlier in the year, has led to an increase in our impairment charge. We are, however, expecting greater stability in the charge for retail impairments in the second half as the benefits of our
tightened credit criteria show through.   Unsecured consumer lending represents
12 per cent of our customer lending and, given the corporate lending and mortgage portfolios remain of high quality, our overall credit quality remains satisfactory.

We have made a good start to 2006. We have delivered another half-year of good growth and have continued with the successful implementation of our Group and divisional strategies. We have three well balanced divisions and this allows the Group to manage successfully through the differing parts of the economic cycle and credit environment. We have achieved growth whilst maintaining a high return on equity at 24.0 per cent.

The highlights of each division's performance, excluding volatility, are summarised below:

The Retail Bank reported strong trading surplus growth, up 8 per cent, underpinned by positive jaws of 6 per cent. Income increased 3 per cent whilst costs were reduced by 3 per cent. Profit before tax grew by 2 per cent as the increased charge for impairments impacted the results.

During the first half of 2006, there has also been substantial progress against the priorities we have established for the Retail Bank. Sales volumes increased by 17 per cent, and we have seen better growth in the higher value distribution channels with sales in the branch channel up 31 per cent, and the telephony and internet channels up 38 per cent. We are shifting our sales focus to the product areas where we expect greatest future growth and are seeing good results in bancassurance sales (up 64 per cent) and bank savings (up 10 per cent).

Our efficiency improvements have been achieved at the same time as we have invested further in the franchise, which is enabling us to develop new customer offers and improve our processes. Both of these are supporting the improvements in our customer satisfaction scores which are now at record high levels.

The Retail Bank has grown its customer franchise, with the recruitment of new target current account customers up 65 per cent. The continued focus on improving the levels of service quality and customer satisfaction is helping to maintain our current low levels of customer attrition. Our productivity programme is supporting the quality improvements and is enabling us to free up more time to spend with our customers. So far it has generated the equivalent of an additional 660 staff to serve customers.

In Insurance and Investments our underlying profit before tax increased by 15 per cent, underpinned by strong profitable growth across our bancassurance and IFA distribution channels and we remain very well placed to benefit from the anticipated growth in savings and investment business over the coming years. The focus on profitable growth resulted in an improvement in the new business contribution, on an embedded value basis, of 28 per cent, and the life and pensions new business margin increased to 28.8 per cent, from 25.8 per cent. Good improvements were also achieved in key individual product margins.

Scottish Widows remains strongly capitalised and, in addition to the payment of the second annual dividend to the Group in March 2006, we again expect it to make a further distribution to the Group later this year as we continue to improve the capital efficiency of the business.

Total Scottish Widows sales increased by 35 per cent, and we made particularly strong progress in our more profitable bancassurance channel, with a 64 per cent increase in weighted sales reflecting the ongoing development of our product offers and salesforce. We delivered very strong growth in investment sales, with the sales of OEICs up 153 per cent, underpinned by the improvements we have made in the OEIC product portfolio and higher levels of customer confidence in the stock market. In addition to writing substantially higher levels of business through the branch network, it is pleasing that we are also achieving higher levels of sales from the Private Bank and to business customers. We have seen continued strong growth in our IFA business, with a 25 per cent improvement in weighted sales in the first half, due to our continued product and service developments, as Scottish Widows maintained its position as a key distributor in this market.

Our General Insurance business delivered another strong half, with profits up 21 per cent. The performance reflects the results of our investment in the business, which is leading to improved customer service, reduced claims costs and enhanced sales volumes to franchise customers.

In Wholesale and International Banking, we are continuing to see the benefits of our investment for growth strategy, with a trading surplus increase of 17 per cent. Our results show excellent progress in our core businesses and the division delivered an 11 per cent improvement in profit before tax. The charge for impairment losses on loans increased given, as expected, the lower level of releases and recoveries in Corporate Markets, and a higher level of consumer finance losses in the Asset Finance businesses.

The divisional results demonstrate the success of the new strategies in our Business Banking and Corporate Markets businesses, which are providing the engine for sustained growth. Despite the ongoing investments in staff, new products and premises, we have again maintained our discipline of positive jaws, with the rate of growth in income 6 per cent ahead of the growth in costs, as we ensure we realise the benefits of recent higher levels of investment.

The Corporate Markets businesses delivered another strong performance with a 20 per cent improvement in profits. The results demonstrate our successes in deepening our relationships with customers, as we meet more of their needs through a greater understanding of their businesses, and continuing to improve our products and services. We were also delighted to be awarded the CBI Corporate Bank of the Year Award, for the second year running, a tribute to the hard work of our staff in this area. We continue to manage our lending portfolios very closely, and asset quality remains strong.

In Business Banking, we have delivered strong profit growth of 25 per cent, whilst also attracting new customers in both the start-up and switcher markets. We have also been successful in winning a greater share of our customers' business, which is reflected in good customer lending and deposit growth.

Summary

Turning to the second half of 2006, we expect to make further progress in each of our strategic objectives, building stronger business franchises, improving our efficiency and developing those defining skills and competencies that will support our future growth plans. I firmly believe that great businesses are based on strong customer franchises and we will continue to put the needs of the customer at the heart of our business strategies, which will allow us to continue to grow in the coming years.

Integral to our objectives is the development of a management team that is committed to delivering success. We have continued to develop our leadership team and now have an experienced senior management group. I am pleased that we have again, in the last six months, attracted some very high calibre recruits, who are committed to helping us grow the business and develop a high performance culture across the organisation.

We take our commitment to the broader community very seriously and Lloyds TSB staff have supported a wide range of community programmes throughout this period, both in terms of financial support and through the giving of their time and energy. We are also very proud of the work of the Lloyds TSB Foundations, which make a major difference to the lives of many thousands of people each year, and in February we gave a further GBP34 million in support of their continued work.

Overall, we have made a good start to 2006, delivering good results whilst continuing the successful implementation of our growth strategies across the Group, and I look forward to reporting our further progress at the end of this year. Finally, let me again take this opportunity to express my thanks to all our staff across the Group. Their determination to serve our customers and their support for the implementation of our growth strategy, are major factors behind our progress and underpin our future success.

J Eric Daniels
Group Chief Executive

            GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE

In the first half of 2006, statutory profit before tax was GBP1,779 million, an increase of GBP66 million (4 per cent) compared to GBP1,713 million in the first half of 2005. Profit attributable to equity shareholders increased by GBP22 million, or 2 per cent, to GBP1,214 million and earnings per share increased by 2 per cent to 21.7p.

To enable meaningful comparisons to be made with the first half of 2005, the remaining income statement commentaries exclude the impact of volatility.

Continued earnings momentum

Profit before tax increased by GBP126 million, or 8 per cent, to GBP1,752 million, demonstrating continued momentum in all divisions. Revenue growth of 6 per cent exceeded cost growth of 1 per cent, with each division delivering a widened gap between revenue growth and cost growth, on a like-for-like basis. Our strategy to deepen customer relationships at the same time as improving productivity has led to strong and increased levels of trading surplus growth in each division. Earnings per share increased by 7 per cent to 22.1p and economic profit also increased by 7 per cent to GBP773 million. The post-tax return on average shareholders' equity remains strong and was broadly stable at 24.0 per cent.

Balanced income growth

Overall income growth of 6 per cent reflects good progress in balance sheet growth in both customer assets and liabilities, as well as increased fee income.

Group net interest income, excluding insurance grossing adjustments, increased by GBP177 million, or 7 per cent, compared with the first half of last year. Strong levels of customer lending growth in Business Banking and Corporate Markets, and good growth in mortgages, increased banking average interest-earning assets by GBP21 billion, or 11 per cent, to GBP211 billion. Over the last 12 months, total assets increased by 6 per cent to GBP326 billion, with a 9 per cent increase in loans and advances to customers. Strong growth in corporate and small business lending, and good levels of growth in mortgages, offset the expected slowdown in the rate of growth in unsecured personal lending. Over the same period, customer deposits increased by 5 per cent to GBP136 billion, largely as a result of good growth in current account credit balances and saving balances in the retail bank.

The net interest margin from our banking businesses (page 32, note 4) decreased slightly from 2.79 per cent in the first half of 2005 to 2.69 per cent in the first half of 2006. Whilst individual product margins were broadly stable, stronger growth in finer margin mortgage and corporate lending led to a negative mix effect which accounted for 9 basis points of the fall in margin.

Other income, net of insurance claims and excluding insurance grossing adjustments, increased by GBP93 million (4 per cent) to GBP2,347 million. Fees and commissions receivable increased by 3 per cent to GBP1,518 million as a result of higher income from strong growth in added value current account and private banking fees, and an increase in Open-Ended Investment Company fees.

Excellent cost control

The Group continues to invest significantly in improving levels of service quality and processing efficiency, the benefits of which are seen in an excellent cost performance. During the first half of 2006, operating expenses increased by only 1 per cent to GBP2,610 million. Over the last 12 months, staff numbers have fallen by 4,438 (6 per cent) to 65,167, largely as a result of improved efficiency in back office processing centres and the reduction of administration carried out in the branch network. These improvements in operational efficiency have resulted in an improved cost:income ratio, 2.4 percentage points lower at 50.6 per cent.

The Group's programme of productivity improvement initiatives remains on track to deliver net benefits of approximately GBP30 million in 2006 and approximately GBP100-GBP150 million in 2007. During the first half of 2006 we invested just over GBP60 million in a number of initiatives, funded by benefits of GBP50 million from initiatives launched in the last year.

Overall asset quality remains satisfactory

Impairment losses on loans and advances increased by 20 per cent to GBP800 million. In UK Retail Banking, impairment losses on loans and advances increased by GBP86 million, or 16 per cent, to GBP632 million, reflecting more customers, with higher levels of indebtedness, experiencing repayment difficulties as well as higher levels of customer bankruptcies. As a result of the improved quality of new business written during 2005, following the recent tightening of credit criteria, and improvements in the Group's collection procedures, we continue to expect greater stability in the level of retail impairment in the second half of 2006. The rate of growth in the number of customers filing for bankruptcy and IVAs does, however, remain a key factor in the outlook for retail impairment. In Wholesale and International Banking, the charge for impairment losses on loans and advances increased by GBP61 million to GBP159 million, as a result of the high level of releases and recoveries in Corporate Markets in the first half of 2005 which, as expected, were not repeated in the first half of 2006, and a higher level of consumer finance lending impairment in the Asset Finance business.

Our impairment charge expressed as a percentage of average lending was 0.88 per cent, compared to 0.80 per cent in the first half of 2005 (page 35, note 9). Impaired assets totalled GBP4,029 million, compared with GBP4,122 million at 31 December 2005, representing 2.1 per cent of total lending, down from 2.3 per cent at 31 December 2005.

Capital position remains robust

At the end of June 2006, the total capital ratio was 10.3 per cent and the tier 1 ratio was 7.4 per cent. During the half-year, risk-weighted assets increased by 5.5 per cent to GBP152.9 billion, reflecting strong growth in our mortgage and Corporate Markets businesses. The Board has decided to maintain the interim dividend at 10.7p per share.

We have also made good progress in our plans to improve the way in which the balance sheet is managed, moving from a 'buy and hold' approach towards an ' origination and distribution' framework. Our preparations for the securitisation of mortgage assets are well advanced and we anticipate the completion of an initial securitisation tranche of approximately GBP5 billion in the second half of 2006. This programme will be expanded in 2007 with the planned securitisation programme totalling at least GBP10 billion.

Scottish Widows continues to be one of the most strongly capitalised life assurance companies in the UK. At the end of June 2006, the working capital ratio of the Scottish Widows Long-Term Fund was an estimated 19.6 per cent (page 39, note 16) and the required risk capital margin was covered over 16 times.
We continue to examine opportunities to improve our capital efficiency and have work in progress that we believe will allow Scottish Widows to repatriate further capital to the Group, whilst maintaining a strong capital position. In the second half of 2006 we expect additional capital repatriation of approximately GBP400 million.

The Group's pension schemes accounting deficit totalled GBP2,799 million at the end of June 2006 (GBP1,959 million net of deferred tax) as cash contributions to the Group's defined benefit schemes exceeded the regular cost. The Group has recently reached agreement with the Lloyds TSB Group pension schemes' trustees to fund the schemes' actuarial funding deficit of GBP1.5 billion over a period of 10 years. We also expect to continue to make additional voluntary contributions and, if the Group's total deficit contributions remain at broadly the same levels as in recent years, we would expect to see the accounting deficit eliminated over a period of approximately 10 years, and the actuarial funding deficit eliminated over approximately 6 years.

Delivering strong and balanced trading momentum

During the first half of 2006, the Group has delivered strong and balanced trading momentum, with good sales growth, across all of the divisions. Substantial improvements in productivity and operational efficiency have resulted in excellent cost control and widened positive jaws. Asset quality remains satisfactory, our post-tax return on equity remains high and we have a robust capital position. As a result, we expect 2006 to be another good year for the Group, with good levels of revenue growth, excellent cost control and continued earnings momentum.

Helen A Weir
Group Finance Director

                                    SUMMARISED SEGMENTAL ANALYSIS

                                      Insurance and Investments

Half-year to
30 June 2006

                                       Excluding                              Wholesale
                                  UK   insurance                Insurance           and      Central
                              Retail    grossing   Insurance          and International        group
                             Banking  adjustment   gross up+  Investments       Banking        items        Total
                                GBPm        GBPm        GBPm         GBPm          GBPm         GBPm         GBPm

Net interest income            1,794          28          35           63         1,194         (209)       2,842
Other income                     783         832       2,517        3,349           805           22        4,959
Total income                   2,577         860       2,552        3,412         1,999         (187)       7,801
Insurance claims                   -         (95)     (2,544)      (2,639)            -            -       (2,639)
Total income, net of           2,577         765           8          773         1,999         (187)       5,162

insurance claims
Operating expenses            (1,232)       (312)          5         (307)       (1,072)           1       (2,610)
Trading surplus (deficit)      1,345         453          13          466           927         (186)       2,552
Impairment losses on loans      (632)          -           -            -          (159)          (9)        (800)
and advances
Profit (loss) before tax*        713         453          13          466           768         (195)       1,752
Volatility
-  Banking                         -           -           -            -             -           (2)          (2)
-  Insurance                       -         (61)          -          (61)            -            -          (61)
-  Policyholder interests          -           -          90           90             -            -           90
Profit (loss) before tax         713         392         103          495           768         (197)       1,779



                                           Insurance and Investments
Half-year to
30 June 2005

                                       Excluding                              Wholesale
                                  UK   insurance                Insurance           and      Central
                              Retail    grossing   Insurance          and International        group
                             Banking  adjustment   gross up+  Investments       Banking        items        Total
                                GBPm        GBPm        GBPm         GBPm          GBPm         GBPm         GBPm

Net interest income            1,711          35         159          194         1,084         (200)       2,789
Other income                     801         781       4,892        5,673           759           21        7,254
Total income                   2,512         816       5,051        5,867         1,843         (179)      10,043
Insurance claims                   -        (108)     (5,060)      (5,168)            -            -       (5,168)
Total income, net of           2,512         708          (9)         699         1,843         (179)       4,875

insurance claims
Operating expenses            (1,267)       (293)         19         (274)       (1,050)           8       (2,583)
Trading surplus (deficit)      1,245         415          10          425           793         (171)       2,292
Impairment losses on loans      (546)          -           -            -           (98)         (22)        (666)
and advances
Profit (loss) before tax*        699         415          10          425           695         (193)       1,626
Volatility
-  Banking                         -           -           -            -             -          (73)         (73)
-  Insurance                       -         131           -          131             -            -          131
-  Policyholder interests          -           -          29           29             -            -           29
Profit (loss) before tax         699         546          39          585           695         (266)       1,713


*excluding volatility.

+the Group's income statement includes premiums receivable from policyholders and the returns on investments held within the life funds and OEICs which are shown within total income, and related deductions within interest expense and insurance claims. There is no material impact upon the Group's profitability. This segmental analysis separately identifies the impact of the insurance grossing adjustment.

In the summarised segmental analysis above, the results of the Goldfish business, which was sold in December 2005, have been transferred into Central group items in order to allow a meaningful comparison of the results of UK Retail Banking.

                                      Insurance and Investments


Half-year to
31 December 2005

                                       Excluding                              Wholesale
                                  UK   insurance                Insurance           and      Central
                              Retail    grossing   Insurance          and International        group
                             Banking  adjustment   gross up+  Investments       Banking        items        Total
                                GBPm        GBPm        GBPm         GBPm          GBPm         GBPm         GBPm

Net interest income            1,772          44         151          195         1,181         (193)       2,955
Other income                     773         651       6,792        7,443           869           18        9,103
Total income                   2,545         695       6,943        7,638         2,050         (175)      12,058
Insurance claims                   -         (89)     (6,929)      (7,018)            -            -       (7,018)
Total income, net              2,545         606          14          620         2,050         (175)       5,040

of insurance claims
Operating expenses            (1,405)       (314)         (6)        (320)       (1,131)         (32)      (2,888)
Trading surplus (deficit)      1,140         292           8          300           919         (207)       2,152
Impairment losses on loans      (519)          -           -            -           (90)         (24)        (633)
and advances
Profit (loss) before tax*        621         292           8          300           829         (231)       1,519
Volatility
-  Banking                         -           -           -            -             -          (51)         (51)
-  Insurance                       -         307           -          307             -            -          307
-  Policyholder interests          -           -         282          282             -            -          282
Profit (loss) on sale and          -           -           -            -            (6)          56           50
closure of businesses
Profit (loss) before tax         621         599         290          889           823         (226)       2,107


*excluding volatility and profit (loss) on sale and closure of businesses.

+the Group's income statement includes premiums receivable from policyholders and the returns on investments held within the life funds and OEICs which are shown within total income, and related deductions within interest expense and insurance claims. There is no material impact upon the Group's profitability. This segmental analysis separately identifies the impact of the insurance grossing adjustment.

In the summarised segmental analysis above, the results of the Goldfish business, which was sold in December 2005, have been transferred into Central group items in order to allow a meaningful comparison of the results of UK Retail Banking.

                             DIVISIONAL PERFORMANCE

                              UK RETAIL BANKING

                                                   Half-year to  Half-year to                 Half-year to
                                                        30 June       30 June                  31 December
                                                           2006          2005         Change          2005
                                                           GBPm          GBPm              %          GBPm
Net interest income                                       1,794         1,711              5         1,772
Other income                                                783           801             (2)          773
Total income                                              2,577         2,512              3         2,545
Operating expenses                                       (1,232)       (1,267)             3        (1,255)
Trading surplus                                           1,345         1,245              8         1,290
Impairment losses on loans and advances                    (632)         (546)           (16)         (519)
Profit before tax, before provisions for customer           713           699              2           771
redress
Provisions for customer redress                               -             -                         (150)

Profit before tax                                           713           699              2           621

Cost:income ratio, before provisions for customer         47.8%         50.4%                        49.3%
redress

                                                        30 June       30 June                  31 December
                                                           2006          2005                         2005
Total assets                                         GBP105.7bn     GBP98.9bn              7    GBP102.9bn
Total risk-weighted assets                            GBP61.6bn     GBP58.4bn              5     GBP60.4bn


Key highlights

- Income growth of 3 per cent and a reduction in costs of 3 per cent resulted in an 8 per cent increase in trading surplus.
- Strong sales performance in each key distribution channel; overall product sales up 17 per cent. Significant progress in the rebalancing of sales mix towards a broader set of products, with an increased focus on non-lending related revenue streams.
- Excellent progress in growing the current account customer franchise, with a 65 per cent increase in target customer current account recruitment.
- Good income growth, against the background of a significant decrease in income from creditor insurance.
-   Excellent cost control, with a clear focus on improving processing
    efficiency and service quality.   Positive jaws widened.
- Impairment charge up 16 per cent, reflecting market wide deterioration in retail credit quality. Greater stability expected in the second half of 2006.
- Substantial improvements in levels of customer satisfaction and employee engagement.

During the first half of 2006 UK Retail Banking has made substantial progress in increasing sales, and improving its sales effectiveness and operational efficiency. Product sales increased by 17 per cent, with performance improvement over a broad range of products, particularly in current accounts, bank savings and OEICs. The retail bank has also continued to grow its customer franchise, particularly in the recruitment of new target current account customers, and has substantially improved levels of service quality, customer satisfaction and cost efficiency.

Profit before tax from UK Retail Banking increased by GBP14 million, or 2 per cent, to GBP713 million, as good levels of business growth were partly offset by the impact of higher impairment losses. Increased income from the Group's mortgage lending and customer deposit portfolios more than offset the impact of lower levels of unsecured consumer lending and related insurance products.
Total income increased by GBP65 million, or 3 per cent, notwithstanding a significant decrease in income from unsecured creditor insurance, whilst costs fell by 3 per cent. The trading surplus increased by 8 per cent.

During the first half of 2006 significant progress has been made in re-balancing the sales mix in the retail bank towards a broader set of products, with an increasing focus on non-lending related income streams. Target customer current account recruitment increased by 65 per cent, compared with the first half of last year, and significant improvements have been made in the sale of added value current accounts, bank savings products, bancassurance products and in the level of retail bank customer introductions to our wealth management business. Lloyds TSB remains a leader in the added value current account market, with over 4 million customers.

During the first half of the year, we have continued to deliver improved levels of growth in branch based sales, particularly current accounts and savings and investment products, whilst continued investment in our direct channel capabilities has supported good levels of business growth. Branch network sales rose by 31 per cent and product sales via the internet and telephone increased by 38 per cent as customers are increasingly choosing to buy through direct channels as well as through our branches. Our internet bank has 4 million registered users and nearly 300 million transactions were processed through internet banking in the first half of 2006, an increase of 37 per cent.

Gross new  mortgage  lending for the Group  totalled  GBP13.0  billion  (2005H1:
GBP11.8 billion). Mortgage balances outstanding increased by 10 per cent to GBP91.8 billion and net new lending totalled GBP3.4 billion, resulting in a market share of net new lending of 6.7 per cent, as the Group focused on maintaining returns in a competitive market. Personal loan balances outstanding at the period end were GBP11 billion, a decrease of 1 per cent and credit card balances totalled GBP7 billion, an increase of 3 per cent. The reduction in new unsecured consumer lending reflects a slowdown in customer demand and the recent tightening of credit criteria. Credit balances on current accounts and savings and investment accounts increased by 6 per cent.

UK Wealth Management continues to make good progress. The Investment Portfolio Service (IPS), launched in 2005, is attracting both existing and new clients. Over half of our existing clients have moved across to IPS whilst new client recruitment is up 143 per cent and new Funds Under Management have grown by 128 per cent compared to the first half of 2005. Wealth Protection sales have also seen good growth and banking deposits are up over 20 per cent. This trend is expected to continue as we roll out expansion plans which include making more Private Bankers accessible to customers in key branch locations.

Operating expenses remained very well controlled, decreasing by 3 per cent. Significant improvements have been made in the rationalisation of back office operations to improve efficiency, and this has led to a substantial improvement in the levels of customer service and satisfaction. We continue to increase the proportion of front office to back office staff and have substantially improved our sales productivity.

Impairment losses on loans and advances increased by GBP86 million, or 16 per cent, to GBP632 million, reflecting the impact of more customers, with higher levels of indebtedness, experiencing repayment difficulties and higher levels of customer bankruptcies. The impairment charge as a percentage of average lending for personal loans and overdrafts increased to 6.18 per cent, from 5.82 per cent in the first half of 2005, while the charge in the credit card portfolio increased to 6.78 per cent, from 5.66 per cent. Overall, the impairment charge as a percentage of average lending was 1.23 per cent, compared to 1.16 per cent in the first half of last year. Over 99 per cent of new personal loans and 80 per cent of new credit cards sold during the first half of 2006 were to existing customers, where the Group has a better understanding of an individual customer's total financial position. The probability of default on new personal loan and credit card business written has continued to reduce over the last six months and dynamic delinquency measures remain in line with our expectations.

In Cheltenham & Gloucester (C&G), mortgage credit quality remains good and, as a result, the impairment charge was unchanged at GBP6 million for the half-year. The average indexed loan-to-value ratio on the mortgage portfolio was 44 per cent (31 December 2005: 43 per cent), and the average loan-to-value ratio for new mortgages and further advances written during the first half of 2006 was 64 per cent (2005: 64 per cent). At 30 June 2006, only 0.7 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent (31 December 2005:
0.6 per cent).

                           INSURANCE AND INVESTMENTS


Excluding volatility                               Half-year to  Half-year to                  Half-year to
                                                        30 June       30 June                   31 December
                                                           2006          2005          Change          2005
                                                           GBPm          GBPm               %          GBPm
Net interest income                                          28            35             (20)           44
Other income                                                832           781               7           806
Total income                                                860           816               5           850
Insurance claims                                            (95)         (108)             12           (89)
Total income, net of insurance claims                       765           708               8           761
Operating expenses                                         (312)         (293)             (6)         (314)
Profit before tax, excluding strengthening of               453           415               9           447
reserves for mortality
Strengthening of reserves for mortality                       -             -                          (155)
Insurance grossing adjustment                                13            10                             8
Profit before tax                                           466           425              10           300

Profit before tax analysis
Life, pensions and OEICs*                                   335           323               4           332
General insurance                                           114            94              21           115
Scottish Widows Investment Partnership                       17             8             113             8
Profit before tax*                                          466           425              10           455

*excluding strengthening of reserves for mortality.

Key highlights

- Significantly improved profit performance. Profit before tax increased by 10 per cent to GBP466 million.
- Strong income growth. On a like-for-like basis, adjusting for the impact of the GBP800 million capital repatriation in December 2005, income, net of insurance claims, increased by 11 per cent, exceeding cost growth of 6 per cent. On the same basis, profit before tax increased by 15 per cent.
- Strong sales performance. 35 per cent increase in Scottish Widows' new business weighted sales.
   - Excellent progress in increasing bancassurance sales, up 64 per cent, with a very strong increase in the sale of OEICs.
   - Good momentum maintained in sales through Independent Financial Advisers. Sales increased by 25 per cent, reflecting excellent growth in the sales of corporate pension products.
- Improved profitability. On an embedded value basis, life and pensions new business contribution in Scottish Widows increased by 28 per cent and life and pensions new business margin increased by 3 percentage points to 28.8 per cent. Good improvement in key individual product margins.
- Strong capital position of Scottish Widows maintained. Scottish Widows continues to deliver improving capital efficiency and self-financing growth, in addition to its regular dividend payment to the Group.
- Good progress with General Insurance's strategy to develop its manufacturing business and build distribution capability. Clear focus on improving underwriting, supply chain efficiency and claims management led to profit before tax increasing by 21 per cent. Combined ratio improved 7 percentage points to 78 per cent.

Profit before tax increased by GBP41 million, or 10 per cent, to GBP466 million. In December 2005, Scottish Widows repatriated GBP800 million surplus capital to the Group as part of a capital restructuring programme. This capital repatriation has the effect of reducing investment earnings and increasing funding charges by a total of GBP20 million in the first half of 2006. Adjusting the first half of 2005 for this impact and excluding insurance grossing adjustments, profit before tax increased by 15 per cent, income increased by 11 per cent and costs increased by 6 per cent.


                                                     Half-year to  Half-year to                  Half-year to
                                                          30 June       30 June                   31 December
                                                             2006          2005          Change          2005
Weighted sales (regular + 1/10 single)                       GBPm          GBPm               %          GBPm
Life and pensions:
Savings and investment                                         73            72               1            72
Protection                                                     24            30             (20)           27
Individual pensions                                           139           141              (1)          130
Corporate and other pensions                                  157           102              54           112
Retirement income                                              41            34              21            34
Life and pensions                                             434           379              15           375
OEICs                                                         162            64             153            84
Life, pensions and OEICs                                      596           443              35           459

Bancassurance                                                 210           128              64           146
Independent financial advisers                                351           280              25           282
Direct                                                         35            35               -            31
Life, pensions and OEICs                                      596           443              35           459

Overall, weighted sales in 2006 increased by 35 per cent reflecting, in particular, strong growth in the sales of OEICs and corporate pension products. Bancassurance sales improved significantly and were 64 per cent higher at GBP210 million, including excellent growth in the weighted sales of OEICs through the branch network and to Lloyds TSB private banking clients. IFA sales grew 25 per cent to GBP351 million, supported by significant product and service enhancements in pensions and investments. Scottish Widows' overall market share increased to an estimated 6.3 per cent, from 6.1 per cent in the first half of 2005.


Scottish Widows - profit before tax analysis*     Half-year to  Half-year to                  Half-year to
                                                       30 June       30 June                   31 December
                                                          2006          2005          Change          2005
Life and pensions (embedded value basis)+                 GBPm          GBPm               %          GBPm

New business contribution                                  125            98              28           126
Existing business                                          111           104               7            96
Investment earnings - normalised                            76            87             (13)           99
Profit before tax, adjusted for capital                    312           289               8           321
repatriation
OEICs                                                       44            23              91            41

Profit before tax, adjusted for capital                    356           312              14           362
repatriation
Impact of GBP800 million capital repatriation to             -            20                            18
Group
Profit before tax (life, pensions and OEICs)               356           332               7           380

New business margin (life and pensions)                  28.8%         25.8%                         33.6%

*excluding volatility and strengthening of reserves for mortality.

+includes the impact of the realistic valuation of liabilities within the with-profits fund.

Adjusting for the impact of last year's capital repatriation, profit before tax from the Group's life, pensions and OEICs business, on an embedded value basis, increased by 14 per cent to GBP356 million. The Group's strategy to improve its returns by focusing on more profitable, less capital intensive, business whilst constantly seeking to improve process and distribution efficiency has led to a 28 per cent increase in new business contribution. As a result of improvements in key individual product margins and strong sales of pensions and profitable single premium investments, the life and pensions new business margin increased to 28.8 per cent, compared with 25.8 per cent for the first half of 2005.

Scottish Widows Investment Partnership

Pre-tax profit from Scottish Widows Investment Partnership (SWIP) increased to GBP17 million, compared with GBP8 million in 2005, reflecting increased revenues from new business and improved market performance. SWIP won GBP3.8 billion of gross new business in the first half of 2006, an increase of 51 per cent on 2005, and its assets under management increased by 11 per cent to GBP97 billion. Groupwide funds under management increased by 7 per cent to GBP122 billion.

General insurance


                                                     Half-year to  Half-year to                  Half-year to
                                                          30 June       30 June                   31 December
                                                             2006          2005          Change          2005
                                                             GBPm          GBPm               %          GBPm
Commission receivable                                         293           364             (20)          317
Commission payable                                           (328)         (374)             12          (321)
Underwriting income (net of reinsurance)                      302           277               9           285
Other income                                                   20            13              54             5
Net operating income                                          287           280               3           286
Claims paid on insurance contracts (net of                    (95)         (108)             12           (89)
reinsurance)
Operating income, net of claims                               192           172              12           197

Operating expenses                                            (78)          (78)              -           (82)
Profit before tax                                             114            94              21           115

Claims ratio                                                  30%           37%                           30%
Combined ratio                                                78%           85%                           76%

Profit before tax from our general insurance operations increased by GBP20 million, or 21 per cent, to GBP114 million. Operating income, net of claims, increased by 12 per cent whilst costs were flat. Good progress continues to be made in implementing new platforms for underwriting and claims processes.

Net operating income improved by GBP7 million, or 3 per cent, as 9 per cent growth in underwriting income was offset by a reduction in broking commissions, particularly relating to creditor insurance, which were 20 per cent lower than the first half of 2005 largely as a result of the slowdown in unsecured consumer lending (page 33, note 6). In addition to the distribution agreement secured with MORE TH>N in 2005, good progress continues to be made in building the Group's corporate partnering capability with a new distribution agreement secured with Argos during the first half of 2006, and the recently announced arrangement with Pearl Group.

Excluding the impact of lower creditor insurance business, new sales through the UK Retail Bank have been robust, with a 39 per cent increase in home insurance new gross written premiums. Our presence in the small business insurance market continues to improve with an increase of 12 per cent in new business gross written premiums. Internet sales are becoming increasingly important and now represent 34 per cent of direct sales volumes.

Claims fell by GBP13 million to GBP95 million, and the claims ratio improved to 30 per cent (2005H1: 37 per cent), reflecting further progress in re-engineering the claims process, improvements in the cost effectiveness of the claims supply chain and lower weather related claims. As a result, the combined ratio relating to the underwriting business improved to 78 per cent (2005H1: 85 per cent).

                      WHOLESALE AND INTERNATIONAL BANKING


                                                     Half-year to  Half-year to                  Half-year to
                                                          30 June       30 June                   31 December
                                                             2006          2005          Change          2005
                                                             GBPm          GBPm               %          GBPm
Net interest income                                         1,194         1,084              10         1,181
Other income                                                  805           759               6           869
Total income                                                1,999         1,843               8         2,050
Operating expenses                                         (1,072)       (1,050)             (2)       (1,131)
Trading surplus                                               927           793              17           919
Impairment losses on loans and advances                      (159)          (98)            (62)          (90)
Profit before tax                                             768           695              11           829

Cost:income ratio                                           53.6%         57.0%                         55.2%

Total assets                                           GBP136.2bn    GBP126.6bn               8    GBP124.0bn
Total risk-weighted assets                              GBP86.5bn     GBP76.7bn              13     GBP80.1bn

Profit before tax by business unit
Corporate Markets                                             512           428              20           548
Business Banking                                              116            93              25           103
Asset Finance                                                 100           107              (7)          112
International Banking and other businesses                     40            67             (40)           66
                                                              768           695              11           829

Key highlights

- Profit before tax increased by 11 per cent, or GBP73 million, to GBP768 million, despite a rise of GBP61 million in impairment losses largely as a result of the level of releases and recoveries in the first half of 2005 not being repeated.
- Strong income growth, up 8 per cent, supported by a 22 per cent increase in cross-selling income and higher business volumes throughout the division.
- Widening of positive jaws. Income growth of 8 per cent exceeded cost growth of 2 per cent. Continued investment in people and systems to support new product capabilities.
- Continued strong trading momentum. Substantial increase in trading surplus, up 17 per cent, to GBP927 million.
-    Corporate asset quality remains strong.
- Further good progress in delivering the strategy to build an integrated wholesale bank for corporate markets, with a 30 per cent increase in Corporate Markets trading surplus.
- Continued strong franchise growth in Business Banking. 18 per cent growth in trading surplus, and 25 per cent growth in profit before tax. Lloyds TSB has retained its leading position as the bank of choice for start-up businesses.
- Increased fee income and good cost control in Asset Finance, with trading surplus up 7 per cent. However, higher levels of consumer finance impairment resulted in a 7 per cent fall in profit before tax.

Wholesale and International Banking profit before tax increased by GBP73 million, or 11 per cent, to GBP768 million. Good trading momentum has continued and significant progress in our strategy to leverage the Group's excellent corporate and small business customer relationships continues to generate strong income growth of 8 per cent. This exceeded cost growth of 2 per cent, leading to a reduction in the cost:income ratio to 53.6 per cent, from 57.0 per cent last year. Trading surplus increased by GBP134 million, or 17 per cent, to GBP927 million. There was strong profit growth in Corporate Markets and Business Banking while Asset Finance saw good trading surplus growth, in a slower consumer lending market, before higher impairment losses.

Net interest income increased by GBP110 million, or 10 per cent, reflecting higher income from strong growth in customer lending and customer deposits in Corporate Markets and Business Banking, and increased income from financial markets interest rate products. Other income increased by GBP46 million, or 6 per cent, as a result of good levels of growth in financial markets product sales and credit structuring. In addition, fee income throughout the division benefited from volume growth across a broad range of customer activity. Costs were 2 per cent higher at GBP1,072 million, as higher staff costs resulting from our continuing investment in people, as we build up our Corporate Markets product capability and expertise, were offset by further day-to-day operational cost savings.

As expected, the charge for impairment losses on loans and advances increased by GBP61 million to GBP159 million, as a result of the high level of releases and recoveries in Corporate Markets in the first half of 2005 which were not repeated in the first half of 2006, and a higher level of consumer finance lending impairment in the Asset Finance business in the first half of 2006.

Corporate Markets


                                                  Half-year to  Half-year to                  Half-year to
                                                       30 June       30 June                   31 December
                                                          2006          2005          Change          2005
                                                          GBPm          GBPm               %          GBPm
Net interest income                                        436           368              18           409
Other income                                               391           339              15           468
Total income                                               827           707              17           877
Operating expenses                                        (320)         (317)             (1)         (348)
Trading surplus                                            507           390              30           529
Impairment losses on loans and advances                      5            38             (87)           19
Profit before tax                                          512           428              20           548

In Corporate Markets, profit before tax grew by 20 per cent, driven by strong levels of income growth and good cost control. Income increased by 17 per cent, supported by higher levels of cross-selling income. There has been significant progress in the delivery of our strategy focused on improved origination and distribution capabilities, balance sheet efficiency and value creation in the mid-sized corporate business. Operating expenses increased by 1 per cent to GBP320 million, as further investment in people, premises and systems was partly offset by good progress in improving efficiency. The trading surplus increased by 30 per cent. The net impairment credit reduced to GBP5 million, reflecting the lower level of releases and recoveries, and profit before tax increased by 20 per cent.

Business Banking


                                                     Half-year to  Half-year to                  Half-year to
                                                          30 June       30 June                   31 December
                                                             2006          2005          Change          2005
                                                             GBPm          GBPm               %          GBPm
Net interest income                                           289           269               7           282
Other income                                                  124           121               2           127
Total income                                                  413           390               6           409
Operating expenses                                           (252)         (254)              1          (273)
Trading surplus                                               161           136              18           136
Impairment losses on loans and advances                       (45)          (43)             (5)          (33)
Profit before tax                                             116            93              25           103


Profit before tax in Business Banking grew by GBP23 million, or 25 per cent, reflecting strong growth in business volumes and further improvements in growing the Business Banking customer franchise. Strong income growth combined with tight cost control led to an improvement of over 4 percentage points in the cost:income ratio to 61.0 per cent. Costs remain well controlled and were 1 per cent lower. Customer deposits rose by 7 per cent to GBP11.7 billion and customer lending increased by 12 per cent to GBP8.6 billion. Business Banking continued to develop and grow its customer franchise strongly, with customer recruitment of over 62,000 during the first half of 2006, reflecting a market leading position in the start-up market. We continue to be a strong performer in attracting switchers to the Group with over 9,000 customers transferring their banking arrangements to the Group from other banking providers during the first half of the year.

Asset Finance


                                                     Half-year to  Half-year to                  Half-year to
                                                          30 June       30 June                   31 December
                                                             2006          2005          Change          2005
                                                             GBPm          GBPm               %          GBPm
Net interest income                                           304           318              (4)          322
Other income                                                  199           173              15           193
Total income                                                  503           491               2           515
Operating expenses                                           (285)         (288)              1          (294)
Trading surplus                                               218           203               7           221
Impairment losses on loans and advances                      (118)          (96)            (23)         (109)
Profit before tax                                             100           107              (7)          112


Profit before tax in Asset Finance decreased by 7 per cent to GBP100 million, reflecting higher levels of consumer finance impairment losses, which offset the continued development of the personal finance, asset-backed lending and contract hire businesses. Income increased by GBP12 million, or 2 per cent, as good fee income growth was partly offset by the impact of the tightening of lending credit criteria. Costs were reduced by 1 per cent, leading to a 7 per cent growth in the trading surplus. Lloyds TSB Commercial Finance has continued to be a major presence in its market, with a 19 per cent market share measured by client numbers, and the motor and leisure business continues to be the largest independent lender in the UK motor and leisure point-of-sale market with a share of 17 per cent.

CONSOLIDATED INTERIM INCOME STATEMENT - STATUTORY (unaudited)


                                                                    Half-year to  Half-year to  Half-year to
                                                                         30 June       30 June   31 December
                                                                            2006         2005+          2005
                                                                            GBPm          GBPm          GBPm
Interest and similar income                                                6,756         6,040         6,549
Interest and similar expense                                              (3,962)       (3,289)       (3,629)
Net interest income                                                        2,794         2,751         2,920
Fees and commission income                                                 1,518         1,474         1,516
Fees and commission expense                                                 (430)         (397)         (445)
Net fees and commission income                                             1,088         1,077         1,071
Net trading income                                                         1,194         3,536         5,762
Insurance premium income                                                   2,329         2,210         2,259
Other operating income                                                       423           556           584
Other income                                                               5,034         7,379         9,676
Total income                                                               7,828        10,130        12,596
Insurance claims                                                          (2,639)       (5,168)       (7,018)
Total income, net of insurance claims                                      5,189         4,962         5,578
Operating expenses                                                        (2,610)       (2,583)       (2,888)
Trading surplus                                                            2,579         2,379         2,690
Impairment losses on loans and advances                                     (800)         (666)         (633)
Profit on sale and closure of businesses                                       -             -            50
Profit before tax                                                          1,779         1,713         2,107
Taxation                                                                    (543)         (509)         (756)
Profit for the period                                                      1,236         1,204         1,351


Profit attributable to minority interests                                     22            12            50
Profit attributable to equity shareholders                                 1,214         1,192         1,301
Profit for the period                                                      1,236         1,204         1,351


Basic earnings per share                                                   21.7p         21.3p         23.3p
Diluted earnings per share                                                 21.5p         21.1p         23.1p

Dividend per share for the period*                                         10.7p         10.7p         23.5p
Dividend for the period*                                                 GBP602m       GBP599m     GBP1,316m

+restated.

*The dividend for the half-year to 30 June 2006 represents the interim dividend for 2006 which will be paid and accounted for on 4 October 2006 (the dividends shown for the half-year to 30 June 2005 and the half-year to 31 December 2005 represent the interim and final dividends for 2005 which were paid and accounted for on 5 October 2005 and 3 May 2006 respectively).

                 CONSOLIDATED INTERIM BALANCE SHEET - STATUTORY (unaudited)

                                                           30 June                    30 June              31 December
                                                              2006                      2005*                     2005
Assets                                                        GBPm                       GBPm                     GBPm

Cash and balances at central banks                           1,294                        943                    1,156
Items in course of collection from banks                     1,814                      1,716                    1,310
Trading securities and other financial
assets at fair value through profit or loss                 60,803                     57,350                   60,374
Derivative financial instruments                             5,032                     10,438                    5,878
Loans and advances to banks                                 34,927                     36,090                   31,655
Loans and advances to customers                            182,157                    167,583                  174,944
Available-for-sale financial assets                         20,221                     13,693                   14,940
Investment property                                          4,856                      3,906                    4,260
Goodwill                                                     2,377                      2,472                    2,373
Value of in-force business                                   2,929                      2,923                    2,922
Other intangible assets                                         50                         25                       50
Tangible fixed assets                                        4,281                      4,185                    4,291
Other assets                                                 5,026                      4,782                    5,601
Total assets                                               325,767                    306,106                  309,754

Equity and liabilities
Deposits from banks                                         39,466                     33,946                   31,527
Customer accounts                                          136,465                    130,550                  131,070
Items in course of transmission to banks                       707                        725                      658
Derivative financial instruments, trading and other
liabilities at fair value through profit or loss             7,611                     10,467                    6,396
Debt securities in issue                                    39,703                     35,810                   39,346
Liabilities arising from insurance contracts and            40,215                     37,594                   40,550
participating investment contracts
Liabilities arising from non-participating
investment contracts                                        22,489                     19,049                   21,839
Unallocated surplus within insurance businesses                573                        524                      518
Other liabilities                                           11,360                     10,741                    9,843
Retirement benefit obligations                               2,799                      3,010                    2,910
Current tax liabilities                                        449                        396                      552
Deferred tax liabilities                                     1,337                      1,169                    1,145
Other provisions                                               307                        315                      368
Subordinated liabilities                                    11,693                     12,067                   12,402
Total liabilities                                          315,174                    296,363                  299,124

Equity
Share capital                                                1,427                      1,420                    1,420
Share premium account                                        1,243                      1,162                    1,170
Other reserves                                                 397                        372                      383
Retained profits                                             7,090                      6,438                    7,222
Shareholders' equity                                        10,157                      9,392                   10,195
Minority interests                                             436                        351                      435
Total equity                                                10,593                      9,743                   10,630

Total equity and liabilities                               325,767                    306,106                  309,754

*restated.

  CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY - STATUTORY (unaudited)


                                      Attributable to equity shareholders

                                     Share capital         Other       Retained        Minority
                                       and premium      reserves        profits       interests           Total
                                              GBPm          GBPm           GBPm            GBPm            GBPm
Balance at 1 January 2005                    2,564           371          6,554              81           9,570
Movement in available-for-sale                   -             1              -               -               1
financial assets, net of tax
Currency translation differences                 -             -             14               -              14
Net income recognised directly in                -             1             14               -              15
equity
Profit for the period                            -             -          1,192              12           1,204
Total recognised income for the period           -             1          1,206              12           1,219
Dividends                                        -             -         (1,315)            (16)         (1,331)
Purchase/sale of treasury shares                 -             -            (19)              -             (19)
Employee share option schemes:
-  value of employee services                    -             -             12               -              12
-  proceeds from shares issued                  18             -              -               -              18
Changes in minority interests                    -             -              -             274             274
Balance at 30 June 2005                      2,582           372           6,438            351           9,743
Movement in available-for-sale                   -             7              -               -               7
financial assets, net of tax
Movement in cash flow hedges, net of             -            11              -               -              11
tax
Currency translation differences                 -            (7)            10               -               3
Net income recognised directly in                -            11             10               -              21
equity
Profit for the period                            -             -          1,301              50           1,351
Total recognised income for the period           -            11          1,311              50           1,372
Dividends                                        -             -           (599)            (21)           (620)
Purchase/sale of treasury shares                 -             -             37               -              37
Employee share option schemes:
-  value of employee services                    -             -             35               -              35
-  proceeds from shares issued                   8             -              -               -               8
Changes in minority interests                    -             -              -              55              55
Balance at 31 December 2005                  2,590           383          7,222             435          10,630
Movement in available-for-sale                   -             2              -               -               2
financial assets, net of tax
Movement in cash flow hedges, net of             -            11              -               -              11
tax
Currency translation differences                 -             1            (11)              -             (10)
Net income recognised directly in equity         -            14            (11)              -               3
Profit for the period                            -             -          1,214              22           1,236
Total recognised income for the period           -            14          1,203              22           1,239
Dividends                                        -             -         (1,316)            (17)         (1,333)
Purchase/sale of treasury shares                 -             -            (41)              -             (41)
Employee share option schemes:
-  value of employee services                    -             -             22               -              22
-  proceeds from shares issued                  80             -              -               -              80
Changes in minority interests                    -             -              -              (4)             (4)
Balance at 30 June 2006                      2,670           397          7,090             436          10,593

   CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT - STATUTORY (unaudited)


                                                      Half-year to              Half-year to              Half-year to
                                                           30 June                   30 June               31 December
                                                              2006                      2005                      2005
                                                              GBPm                      GBPm                      GBPm

Net cash provided by (used in) operating                     7,364                     6,428                    (6,739)
activities

Cash flows from investing activities
Purchase of available-for-sale financial assets            (12,306)                   (4,528)                   (5,580)
Proceeds from sale and maturity of                           6,661                     5,859                      4,407
available-for-sale financial assets
Purchase of fixed assets                                      (723)                     (645)                   (1,198)
Proceeds from sale of fixed assets                             170                       360                       713
Acquisition of businesses, net of cash acquired                (20)                      (23)                       (4)
Disposal of businesses, net of cash disposed                   936                         -                        (4)
Net cash (used in) generated by investing                   (5,282)                    1,023                    (1,666)
activities

Cash flows from financing activities
Dividends paid to equity shareholders                       (1,316)                   (1,315)                     (599)
Dividends paid to minority interests                           (17)                      (16)                      (21)
Proceeds from issue of subordinated liabilities                  -                       802                       559
Proceeds from issue of ordinary shares and                      80                        18                         8
transactions in own shares held in respect of
employee share schemes
Repayment of subordinated liabilities (loan                   (250)                        -                      (232)
capital)
Capital element of finance lease rental payments                 -                         -                        (2)
Change in minority investment in subsidiaries                    -                       274                        55
Net cash used in financing activities                       (1,503)                     (237)                     (232)
Effects of exchange rate changes on cash and cash              (39)                      (56)                       36
equivalents
Change in cash and cash equivalents                            540                     7,158                    (8,601)
Cash and cash equivalents at beginning of period            26,753                    28,196                    35,354
Cash and cash equivalents at end of period                  27,293                    35,354                    26,753


Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

CONDENSED SEGMENTAL ANALYSIS - STATUTORY (unaudited)

Lloyds TSB Group is a leading UK-based financial services group, whose businesses provide a wide range of banking and financial services in the UK and in certain locations overseas. The Group's activities are organised into three segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Central group items includes the funding cost of certain acquisitions less earnings on capital, central costs and accruals for payment to the Lloyds TSB Foundations.

Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking, stockbroking and mortgages. Insurance and Investments offers life assurance, pensions and savings products, general insurance and asset management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group's activities in financial markets and provides banking and financial services overseas.

During the first half of 2006, the bases adopted for allocating income and costs between the different segments were consistent with those used in 2005 and set out in the 2005 Annual Report and Accounts.


Half-year to                                          Life,
30 June 2006                                      pensions,                  Wholesale
                                 UK                   OEICs    Insurance           and      Central
                             Retail    General    and asset          and  International       group
                            Banking  Insurance   management  Investments       Banking       items*        Total
                               GBPm       GBPm         GBPm         GBPm          GBPm         GBPm         GBPm
Interest and similar          3,365         12          386          398         3,895         (902)       6,756
income*
Interest and similar         (1,571)         -         (335)        (335)       (2,701)         645       (3,962)
expense*
Net interest income           1,794         12           51           63         1,194         (257)       2,794
Other income (net of fee        783        280        3,098        3,378           805           68        5,034
and commission expense)
Total income                  2,577        292        3,149        3,441         1,999         (189)       7,828
Insurance claims                  -        (95)      (2,544)      (2,639)            -            -       (2,639)
Total income, net of          2,577        197          605          802         1,999         (189)       5,189
insurance claims
Operating expenses           (1,232)       (78)        (229)        (307)       (1,072)           1       (2,610)
Trading surplus (deficit)     1,345        119          376          495           927         (188)       2,579
Impairment losses on loans     (632)         -            -            -          (159)          (9)        (800)
and advances
Profit (loss) before tax        713        119          376          495           768         (197)       1,779
External revenue              3,978        601        3,620        4,221         3,852          169       12,220
Inter-segment revenue*          319         10           44           54           826       (1,199)           -
Segment revenue               4,297        611        3,664        4,275         4,678       (1,030)      12,220

*Central group items on this and the following page includes inter-segment consolidation adjustments within interest and similar income, and interest and similar expense as follows: interest and similar income GBP(1,542) million (2005H1: GBP(1,476) million; 2005H2: GBP(1,499) million) and interest and similar expense GBP1,542 million (2005H1: GBP1,476 million; 2005H2: GBP1,499 million), there is no impact on net interest income. Similarly, Central group items includes inter-segment revenue adjustments of GBP1,665 million (2005H1:
GBP2,031 million; 2005H2: GBP1,920 million).


Half-year to                                          Life,
30 June 2005                                      pensions,                  Wholesale
                                 UK                   OEICs    Insurance           and      Central
                             Retail    General    and asset          and  International       group
                            Banking  Insurance   management  Investments       Banking        items        Total
                               GBPm       GBPm         GBPm         GBPm          GBPm         GBPm         GBPm
Interest and similar income    3,267         13          396          409         3,303         (939)       6,040
Interest and similar          (1,537)        (3)        (212)        (215)       (2,219)         682       (3,289)
expense
Net interest income            1,730         10          184          194         1,084         (257)       2,751
Other income (net of fee         815        277        5,556        5,833           759          (28)       7,379
and commission expense)
Total income                   2,545        287        5,740        6,027         1,843         (285)      10,130
Insurance claims                   -       (108)      (5,060)      (5,168)            -            -       (5,168)
Total income, net of           2,545        179          680          859         1,843         (285)       4,962
insurance claims
Operating expenses            (1,281)       (78)        (196)        (274)       (1,050)          22       (2,583)
Trading surplus (deficit)      1,264        101          484          585           793         (263)       2,379
Impairment losses on loans      (568)         -            -            -           (98)           -         (666)
and advances
Profit (loss) before tax         696        101          484          585           695         (263)       1,713
External revenue               3,856        656        5,928        6,584         3,433          (57)      13,816
Inter-segment revenue            405         13          160          173           861       (1,439)           -
Segment revenue                4,261        669        6,088        6,757         4,294       (1,496)      13,816


Half-year to                                          Life,
31 December 2005                                  pensions,                  Wholesale
                                 UK                   OEICs    Insurance           and      Central
                             Retail    General    and asset          and International        group
                            Banking  Insurance   management  Investments       Banking        items        Total
                               GBPm       GBPm         GBPm         GBPm          GBPm         GBPm         GBPm
Interest and similar income    3,385         14          454          468         3,641         (945)       6,549
Interest and similar          (1,594)        (1)        (266)        (267)       (2,460)         692       (3,629)
expense
Net interest income            1,791         13          188          201         1,181         (253)       2,920
Other income (net of fee         790        294        7,732        8,026           869           (9)       9,676
and commission expense)
Total income                   2,581        307        7,920        8,227         2,050         (262)      12,596
Insurance claims                   -        (89)      (6,929)      (7,018)            -            -       (7,018)
Total income, net of           2,581        218          991        1,209         2,050         (262)       5,578
insurance claims
Operating expenses            (1,416)       (82)        (238)        (320)       (1,131)         (21)      (2,888)
Trading surplus (deficit)      1,165        136          753          889           919         (283)       2,690
Impairment losses on loans      (543)         -            -            -           (90)           -         (633)
and advances
Profit (loss) on sale and         76          -            -            -            (6)         (20)          50
closure of businesses
Profit (loss) before tax         698        136          753          889           823         (303)       2,107
External revenue               3,977        616        8,199        8,815         3,850           28       16,670
Inter-segment revenue            339          3          170          173           825       (1,337)           -
Segment revenue                4,316        619        8,369        8,988         4,675       (1,309)      16,670

                                    NOTES

1.       Accounting policies, presentation and estimates

These condensed consolidated interim financial statements as at and for the half-year to 30 June 2006 have been prepared in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group's consolidated financial statements as at and for the year ended 31 December 2005 ('2005 Annual Report and Accounts') copies of which can be found on the Group's website at www.investorrelations.lloydstsb.com/report_and_accounts.asp or are available upon request from the Company Secretary's Department, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN.

Except as described below, the accounting policies, the significant judgements made by management in applying them, and the key sources of estimation uncertainty applied by the Group in these condensed consolidated interim financial statements were the same as those applied by the Group in its 2005 Annual Report and Accounts. The preparation of interim financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. There have been no significant changes in the bases upon which estimates at 31 December 2005 have been determined. The Group has reviewed the valuation of its pension schemes and has concluded that no adjustment is required at 30 June 2006. In accordance with IAS 19 the valuations will be formally updated at the year-end. Goodwill held in the Group's balance sheet is tested (at least) annually for impairment in the second-half of the year. No circumstances have arisen during the half-year to 30 June 2006 to require additional impairment testing.

The Group has had no material or unusual related party or share-based payment transactions during the half-year to 30 June 2006. Related party and share-based transactions for the half-year to 30 June 2006 are similar in nature to those for the year ended 31 December 2005. No significant events have occurred between 30 June 2006 and the date of approval of these interim results. A variety of contingent liabilities and commitments arise in the ordinary course of the Group's banking business; there has been no significant change in the volume or nature of such transactions during the half-year to 30 June 2006. Full details of the Group's related party transactions for the year to 31 December 2005, share-based payment schemes and contingent liabilities and commitments can be found in the Group's 2005 Annual Report and Accounts.

1.       Accounting policies, presentation and estimates (continued)

The following IFRS pronouncements relevant to the Group are applicable for the year ending 31 December 2006:

Pronouncement                                    Impact
Amendment to IAS 19 Actuarial Gains and Losses,  The Group retains its existing accounting policy regarding
Group Plans and Disclosures                      the recognition of actuarial gains and losses.
Amendment to IAS 39 Financial Instruments:       This amendment has not impacted the classification and
Recognition and Measurement - The Fair Value     valuation of those financial assets that were designated into
Option                                           the fair value through profit or loss category prior to 1
                                                 January 2006 as the Group is able to comply with the amended criteria for those assets.  Since 1 January 2006, the Group is permitted to designate financial liabilities meeting the criteria into the fair value through profit or loss category.
                                                 During the half-year to 30 June 2006, the Group designated
                                                 GBP1.5 billion of financial liabilities into this category.
                                                 This change has had no material impact on the Group's profit for the half-year to 30 June 2006.
Amendment to IAS 39 Financial Instruments:       Since 1 January 2006, all of the Group's financial guarantee
Recognition and Measurement and IFRS 4 Insurance contracts are accounted for as financial instruments.  This
Contracts - Financial Guarantee Contracts        change has had no material impact on the Group's financial statements.
IFRIC Interpretation 4 Determining Whether an    The Group has reviewed affected contracts at 1 January 2006
Arrangement Contains a Lease                     and the interpretation has had no material impact for the
                                                 Group.

To ensure consistency with the Group's accounting policies reported in the 2005 Annual Report and Accounts, the Group has restated the 30 June 2005 figures previously reported in its 'Results for half-year to 30 June 2005' to:

- present the value of in-force life assurance business gross of attributable tax (with a consequential adjustment to the tax charge) in line with industry practice; this has had no net effect on the Group's income statement or shareholders' equity, and

- allow for deferred tax on properties acquired as part of a business combination and reclassify certain balance sheet items following revised interpretations of the requirements of IFRS; this has resulted in a reduction in shareholders' equity although there is no effect upon the Group's income statement.

1.       Accounting policies, presentation and estimates (continued)

The effect of these changes is set out below:


                                                                    Value of
                                               As previously        in-force           Other
                                                    reported        business     adjustments         Restated
                                                        GBPm            GBPm            GBPm             GBPm
For the half-year to 30 June 2005
Profit before tax                                      1,676              37               -            1,713
Taxation                                                (472)            (37)              -             (509)
Profit for the year                                    1,204               -               -            1,204

At 30 June 2005
Total assets                                         305,212             907             (13)         306,106
Shareholders' equity                                   9,475               -             (83)           9,392

2.       Volatility

Banking volatility

In accordance with IFRS, it is the Group's policy to recognise all derivatives at fair value. The banking businesses manage their interest rate and other market risks primarily through the use of intra-Group derivatives, with the resulting net positions managed centrally using external derivatives. IFRS does not, however, permit the intra-Group derivatives to be used in a hedge relationship for reporting purposes. Although fair value accounting can have a significant impact on reported earnings, it does not impact on the business fundamentals or cash flows of the businesses. The Group has, therefore, implemented an internal pricing structure that allows divisions to transfer to Central group items the volatility associated with marking to market derivatives held for risk management purposes. 'Banking volatility' is principally comprised of the difference between the result that would be recognised on an accrual accounting basis for derivatives held for risk management purposes and their mark to market value. The Group has set up a central hedging function to reduce the impact of this volatility by establishing, where possible, accounting hedge relationships for the external derivatives.

During the first half of 2006, profit before tax included negative banking volatility of GBP2 million (2005H1: negative GBP73 million). The significant reduction in this source of volatility reflects the beneficial effect of rising interest rates on the fair value of those derivatives for which hedge accounting relationships have not been established.

Insurance volatility

Changes in market variables such as the performance and volatility of equity markets and the level of interest rates, which are beyond the control of management, can result in significant volatility in the profitability of the Group's insurance businesses. As in previous years, in order to provide a clearer representation of the underlying performance of the life and pensions and general insurance businesses, the effect of these changes is separately analysed within insurance volatility.

The Group's insurance businesses have substantial holdings of investments which are accounted for at fair value with changes being reflected within the income statement. The difference between the actual return on these investments attributable to shareholders and the expected return based upon economic assumptions made at the beginning of the period is included within insurance volatility. In addition, the calculation of the value of in-force business makes assumptions about future investment returns; to the extent that actual experience is different the effect is also included within insurance volatility.

The main assumptions used in the calculation of the value of in-force business at 30 June 2006 were as follows:



                                                                        30 June         30 June   31 December
                                                                           2006            2005          2005
                                                                              %               %             %
Risk-adjusted discount rate (net of tax)                                   7.63            7.08          7.02
Return on equities (gross of tax)                                          7.27            6.83          6.72
Return on fixed interest securities (gross of tax)                         4.77            4.23          4.12
Expenses inflation                                                         3.98            3.59          3.79

Changes in stock market performance also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With-Profits Fund, which is reflected in the Group's balance sheet. Fluctuations in this valuation caused by market-related movements are also included within insurance volatility.

During the first half of 2006, profit before tax included negative insurance volatility of GBP61 million (2005H1: positive GBP131 million after restatement for the effect of presenting the movements in the value of in-force business gross of tax). Returns in the first half of 2005 benefited from rising stock markets and falling gilt yields. Although equity values continued to rise in the first half of 2006, this was less marked than in 2005 and the effect was more than offset by rising gilt yields and a charge following the change in the economic assumptions used to calculate the value of in-force business at 30 June 2006.

Policyholder interests volatility

As a result of the requirement contained in IFRS to consolidate the Group's life and pensions businesses on a line by line basis, the Group's income statement includes amounts attributable to policyholders which affect profit before tax; the most significant of these items is policyholder tax. Under IFRS, tax on policyholder investment returns is included in the Group's tax charge rather than being offset against the related income, either increasing or decreasing profit before tax with a corresponding change in the tax charge. In order to provide a clearer representation of the underlying performance of the Group's life and pensions businesses the impact of these items upon pre-tax profit has been separately identified within volatility.

During the first half of 2006, profit before tax included positive policyholder interests volatility of GBP90 million (2005H1: GBP29 million after restatement for the effect of presenting the movements in the value of in-force business gross of tax). The increase in policyholder interests volatility reflects the fact that during the first half of 2005, the policyholder tax charge was reduced through the use of substantial tax losses brought forward. In addition, during the first half of 2006 there was an improved return from other policyholder interests.

3.       Mortgage lending


                                                                    Half-year to      Half-year to        Half-year to
                                                                         30 June           30 June         31 December
                                                                            2006              2005                2005
Gross new mortgage lending                                             GBP13.0bn         GBP11.8bn           GBP14.2bn
Market share of gross new mortgage lending                                  8.1%              9.4%                8.8%
Net new mortgage lending                                                GBP3.4bn          GBP3.6bn            GBP4.7bn
Market share of net new mortgage lending                                    6.7%              8.8%                9.3%
Mortgages outstanding (period-end)*                                    GBP91.8bn         GBP83.7bn           GBP88.4bn
Market share of mortgages outstanding                                       9.0%              9.1%                9.1%

*excluding the effect of IFRS related adjustments in order to conform with industry statistics.


4.       Group net interest income


                                                                    Half-year to      Half-year to       Half-year to
                                                                         30 June           30 June        31 December
                                                                            2006              2005               2005
                                                                            GBPm              GBPm               GBPm
Statutory basis
Net interest income                                                        2,794             2,751              2,920
Average interest-earning assets, excluding reverse repos                 220,710           195,975            207,556
Net interest margin                                                        2.55%             2.83%              2.79%

Banking margin*
Net interest income                                                        2,811             2,615              2,783
Average interest-earning assets, excluding reverse repos                 210,639           189,205            199,240
Net interest margin                                                        2.69%             2.79%              2.77%

*the Group's net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders' funds held in the Group's insurance businesses. To present the Group's banking net interest margin these amounts, together with the related average interest-earning assets, have been excluded.

5.       Other income


                                                                    Half-year to      Half-year to        Half-year to
                                                                         30 June           30 June         31 December
                                                                            2006              2005                2005
                                                                            GBPm              GBPm                GBPm
Excluding volatility
Fees and commissions receivable:
  UK current account fees                                                    320               285                 308
  Other UK fees and commissions                                              590               497                 544
  Insurance broking                                                          293               364                 317
  Card services                                                              247               267                 278
  International fees and commissions                                          68                61                  69
                                                                           1,518             1,474               1,516
Fees and commissions payable                                                (430)             (397)               (445)
Net fees and commissions income                                            1,088             1,077               1,071
Net trading income                                                         1,141             3,525               5,334
Insurance premium income                                                   2,329             2,210               2,259
Other operating income                                                       401               442                 439
Total other income*                                                        4,959             7,254               9,103
Insurance claims                                                          (2,639)           (5,168)             (7,018)
Total other income, net of insurance claims*                               2,320             2,086               2,085
Volatility
-  Banking                                                                    46               (35)                (10)
-  Insurance                                                                 (61)              131                 301
-  Policyholder interests                                                     90                29                 282
Total other income, net of insurance claims                                2,395             2,211               2,658

*excluding volatility. For statutory reporting purposes, volatility totalling GBP75 million in the first half of 2006 (2005H1: GBP125 million; 2005H2: GBP573 million) is included in total other income; comprising net trading income of GBP53 million (2005H1: GBP11 million; 2005H2: GBP428 million) and other operating income of GBP22 million (2005H1: GBP114 million; 2005H2: GBP145 million).

6.       General insurance income


                                                                    Half-year to      Half-year to        Half-year to
                                                                         30 June           30 June         31 December
                                                                            2006              2005                2005
                                                                            GBPm              GBPm                GBPm
Premium income from underwriting
Creditor                                                                      92                64                  63
Home                                                                         213               220                 221
Health                                                                         7                 8                   8
Reinsurance premiums                                                         (10)              (15)                 (7)
                                                                             302               277                 285
Commissions from insurance broking
Creditor                                                                     163               229                 167
Home                                                                          21                22                  27
Health                                                                         6                 8                   7
Other                                                                        103               105                 116
                                                                             293               364                 317

7.       Operating expenses


                                                                    Half-year to      Half-year to        Half-year to
                                                                         30 June           30 June         31 December
                                                                            2006              2005                2005
                                                                            GBPm              GBPm                GBPm
Administrative expenses:

Staff:
  Salaries                                                                 1,030             1,014               1,054
  National insurance                                                          80                78                  76
  Pensions                                                                   140               144                 164
  Other staff costs                                                          156               134                 191
                                                                           1,406             1,370               1,485
Premises and equipment:
  Rent and rates                                                             154               145                 160
  Hire of equipment                                                            7                 6                   7
  Repairs and maintenance                                                     78                70                  66
  Other                                                                       70                62                  90
                                                                             309               283                 323
Other expenses:
  Communications and external data processing                                232               227                 240
  Advertising and promotion                                                   89               112                  95
  Professional fees                                                          100                97                 119
  Provisions for customer redress                                              -                 -                 150
  Other                                                                      171               170                 155
                                                                             592               606                 759
Administrative expenses                                                    2,307             2,259               2,567
Depreciation                                                                 303               324                 315
Impairment of goodwill                                                         -                 -                   6
Total operating expenses                                                   2,610             2,583               2,888
Cost:income ratio - excluding volatility, provisions for                   50.6%             53.0%               52.7%
customer redress and the strengthening of reserves for
mortality*
Cost:income ratio - statutory basis*                                       50.3%             52.1%               51.8%

*total operating expenses divided by total income, net of insurance claims.

8.       Number of employees (full-time equivalent)


                                                                         30 June           30 June         31 December
                                                                            2006              2005                2005

UK Retail Banking                                                         32,339            35,014              33,247
Insurance and Investments                                                  6,133             6,027               6,128
Wholesale and International Banking                                       19,415            19,899              19,708
Other, largely IT and Operations                                          10,376            11,761              10,695
                                                                          68,263            72,701              69,778
Agency staff (FTE)                                                        (3,096)           (3,096)             (2,981)
Total number of employees (full-time equivalent)                          65,167            69,605              66,797


9.       Impairment losses on loans and advances
                                                                   Half-year to      Half-year to        Half-year to
                                                                        30 June           30 June         31 December
                                                                           2006              2005                2005
                                                                           GBPm              GBPm                GBPm
Impairment losses on loans and advances (see below)                         801               670                 632
Other credit risk provisions                                                 (1)               (4)                  1
                                                                            800               666                 633
Impairment losses on loans and advances
UK Retail Banking
  Personal loans/overdrafts                                                 387               352                 304
  Credit cards                                                              239               188                 208
  Mortgages                                                                   6                 6                   7
                                                                            632               546                 519

Wholesale and International Banking                                         160               102                  89

Central group items                                                           9                22                  24

Total charge                                                                801               670                 632


Charge as % of average lending:                                               %                 %                   %
  Personal loans/overdrafts                                                6.18              5.82                4.86
  Credit cards                                                             6.78              5.66                5.93
  Mortgages                                                                0.01              0.02                0.02
UK Retail Banking                                                          1.23              1.16                1.03
Wholesale and International Banking                                        0.43              0.31                0.25
Total charge                                                               0.88              0.80                0.71

In the analysis of impairment losses set out above, the losses attributable to the Goldfish business, which was sold in December 2005, have been transferred into Central group items in order to allow a meaningful comparison of the results of UK Retail Banking.

10.     Capital ratios

                                                                                            30 June        31 December
                                                                                               2006               2005
Capital                                                                                        GBPm               GBPm

Tier 1                                                                                       11,322             11,478
Tier 2                                                                                       10,430             10,447
                                                                                             21,752             21,925

Supervisory deductions                                                                       (6,074)            (6,160)

Total capital                                                                                15,678             15,765


Risk-weighted assets                                                                          GBPbn              GBPbn

UK Retail Banking                                                                              61.6               60.4
Insurance and Investments                                                                       3.2                2.6
Wholesale and International Banking                                                            86.5               80.1
Central group items                                                                             1.6                1.8
Total risk-weighted assets                                                                    152.9              144.9

Risk asset ratios

Total capital                                                                                 10.3%              10.9%
Tier 1                                                                                         7.4%               7.9%



                                                                    Half-year to       Half-year to       Half-year to
                                                                         30 June            30 June        31 December
                                                                            2006               2005               2005
Post-tax return on average risk-weighted assets                            1.65%              1.79%              1.84%
Post-tax return on average risk-weighted assets*                           1.66%              1.73%              1.81%

*excluding volatility, profit (loss) on sale and closure of businesses, customer redress provisions and strengthening of reserves for mortality.

11.     Retirement benefit obligations

The recognised liability has reduced by GBP111 million from GBP2,910 million at 31 December 2005 to GBP2,799 million at 30 June 2006, as cash contributions to the Group's defined benefit schemes exceeded the regular cost.

The Group has recently reached agreement with the Lloyds TSB Group pension schemes' trustees to fund the schemes' actuarial funding deficit of GBP1.5 billion over a period of 10 years. We also expect to continue to make additional voluntary contributions and, if the Group's total deficit contributions remain at broadly the same levels as in recent years, we would expect to see the accounting deficit eliminated over a period of approximately 10 years, and the actuarial deficit eliminated over approximately 6 years.

12.     Balance sheet information


                                                                         30 June           30 June         31 December
                                                                            2006              2005                2005
Deposits - customer accounts                                                GBPm              GBPm                GBPm

Sterling:
Non-interest bearing current accounts                                      3,651             3,547               3,604
Interest bearing current accounts                                         40,687            37,100              37,976
Savings and investment accounts                                           62,322            59,315              60,522
Other customer deposits                                                   16,808            18,455              16,809
Total sterling                                                           123,468           118,417             118,911
Currency                                                                  12,997            12,133              12,159
Total deposits - customer accounts                                       136,465           130,550             131,070


Loans and advances to customers

Domestic:
Agriculture, forestry and fishing                                          2,253             2,191               2,299
Manufacturing                                                              5,527             5,001               5,983
Construction                                                               2,168             2,463               2,059
Transport, distribution and hotels                                         7,959             7,358               7,649
Property companies                                                        10,292             7,095               8,267
Financial, business and other services                                    16,361            16,937              16,272
Personal  : mortgages                                                     91,703            83,950              88,528
              : other                                                     22,595            23,390              22,776
Lease financing                                                            5,637             6,266               5,815
Hire purchase                                                              5,154             4,980               4,853
Other                                                                      9,178             5,597               7,696
Total domestic                                                           178,827           165,228             172,197

International:
Latin America                                                                167               153                 173
United States of America                                                   1,909             1,989               1,984
Europe                                                                     2,665             1,704               1,927
Rest of the world                                                            753               624                 735
Total international                                                        5,494             4,470               4,819
                                                                         184,321           169,698             177,016
Allowance for impairment losses on loans and advances                     (2,164)           (2,115)             (2,072)
Total loans and advances to customers                                    182,157           167,583             174,944

13.     Profit on sale of businesses

In December 2005, the Group announced the disposal of its Goldfish credit card business and this, together with additional costs incurred in relation to business closures or previous disposals, led to a net profit of GBP50 million being recognised in the income statement for the half-year to 31 December 2005.

14.     Economic profit


                                                                    Half-year to      Half-year to        Half-year to
                                                                         30 June           30 June         31 December
                                                                            2006              2005                2005
                                                                            GBPm              GBPm                GBPm

Statutory basis

Average shareholders' equity                                              10,417             9,662               9,831
Profit attributable to equity shareholders                                 1,214             1,192               1,301
Less: notional charge                                                       (465)             (431)               (446)

Economic profit                                                              749               761                 855

Excluding volatility, profit on sale and closure
of businesses, customer redress provisions and strengthening of reserves for mortality
Average shareholders' equity                                              10,392             9,686               9,746

Profit attributable to equity shareholders                                 1,237             1,157               1,318
Less: notional charge                                                       (464)             (432)               (442)

Economic profit                                                              773               725                 876

Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity used by the Group of 9 per cent (2005: 9 per cent).

15.     Earnings per share


Statutory basis                                                     Half-year to      Half-year to        Half-year to
                                                                         30 June           30 June         31 December
Basic                                                                       2006              2005                2005
Profit attributable to equity shareholders                             GBP1,214m         GBP1,192m           GBP1,301m
Weighted average number of ordinary shares in issue                       5,602m            5,592m              5,598m
Earnings per share                                                         21.7p             21.3p               23.3p



Fully diluted

Profit attributable to equity shareholders                             GBP1,214m         GBP1,192m           GBP1,301m
Weighted average number of ordinary shares in issue                       5,655m            5,637m              5,641m
Earnings per share                                                         21.5p             21.1p               23.1p

Excluding volatility, profit on sale and closure
of businesses, customer redress provisions and
strengthening of reserves for mortality
Profit attributable to equity shareholders                             GBP1,237m         GBP1,157m           GBP1,318m
Weighted average number of ordinary shares in issue                       5,602m            5,592m              5,598m
Earnings per share                                                         22.1p             20.7p               23.5p

16.     Scottish Widows - realistic balance sheet information

Financial Services Authority (FSA) returns for large with-profits companies now include realistic balance sheet information. The information included in FSA returns concentrates on the position of the with-profits fund. However, under the Scottish Widows demutualisation structure, which was court approved, the fund is underpinned by certain assets outside the with-profits fund and it is more appropriate to consider the long-term fund position as a whole to measure the realistic capital position of Scottish Widows. The estimated position at 30 June 2006 is shown below, together with the actual position at 31 December 2005.


30 June 2006 (estimated)                                                          With-profits       Long-term
                                                                                          fund            fund
                                                                                         GBPbn           GBPbn
Available assets, including support account                                               19.4            22.5
Realistic value of liabilities                                                           (18.2)          (18.1)
Working capital for fund                                                                   1.2             4.4

Working capital ratio                                                                     6.2%           19.6%

Risk capital margin cover                                                            5.1 times      16.2 times

31 December 2005                                                                  With-profits       Long-term
                                                                                          fund            fund
                                                                                         GBPbn           GBPbn
Available assets, including support account                                               20.4            23.2
Realistic value of liabilities                                                           (19.3)          (19.1)
Working capital for fund                                                                   1.1             4.1

Working capital ratio                                                                     5.5%           17.7%

Risk capital margin cover                                                            3.6 times      11.9 times

17.     Tax

Under IFRS the Group is required to include in income tax expense the tax attributable to UK life insurance policyholder earnings and its interests in Open Ended Investment Companies (OEICs).

The effective tax rate of the Group, excluding the gross policyholder tax charge and OEIC interests from profit before tax and the tax charge, was 27.7 per cent (2005H1: 28.1 per cent) compared to the standard UK corporation tax rate of 30 per cent.

The effective tax rate including policyholder tax and OEIC interests was 30.5 per cent, compared to 29.7 per cent in the half-year to 30 June 2005.

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge, including policyholder tax and OEIC interests, is given below:


                                                                    Half-year to      Half-year to        Half-year to
                                                                         30 June           30 June         31 December
                                                                            2006              2005                2005
                                                                            GBPm              GBPm                GBPm
Profit before tax                                                          1,779             1,713               2,107
Tax charge thereon at UK corporation tax rate of 30%                         534               514                 632
Factors affecting charge:
Disallowed and non-taxable items                                             (30)               (8)                (39)
Overseas tax rate differences                                                 (8)               (4)                  3
Net tax effect of disposals and unrealised gains                             (11)              (18)                (41)
Policyholder tax and OEIC interests                                           49                27                 196
Other items                                                                    9                (2)                  5
Tax charge                                                                   543               509                 756

18.     Dividend

An interim dividend for 2006 of 10.7p per share (2005: 10.7p) will be paid on 4 October 2006. The total amount of this dividend is GBP602 million.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividend are:



Shares quoted ex-dividend                                                                                      9 August
Record date                                                                                                   11 August
Final date for joining or leaving the dividend reinvestment plan                                            6 September
Interim dividend paid                                                                                         4 October

On 3 May 2006, a final dividend for 2005 of 23.5p per share was paid to shareholders. This dividend totalled GBP1,316 million.

19.        Other information

Results for the half-year ended 30 June 2006 were approved by the directors on 1 August 2006.

The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2005 were delivered to the registrar of companies. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

                                   CONTACTS

                    For further information please contact:-

                                 Michael Oliver
                         Director of Investor Relations
                              Lloyds TSB Group plc
                                 020 7356 2167
                   E-mail: michael.oliver@ltsb-finance.co.uk

                                Sarah Pollard
                       Senior Manager, Investor Relations
                              Lloyds TSB Group plc
                                 020 7356 1571
                    E-mail: sarah.pollard@ltsb-finance.co.uk

                                   Mary Walsh
                        Director of Corporate Relations
                              Lloyds TSB Group plc
                                 020 7356 2121
                       E-mail: mary.walsh@lloydstsb.co.uk

Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydstsb.com.

A copy of the Group's corporate responsibility report may be obtained by writing to Corporate Responsibility, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information together with the Group's code of business conduct is also available on the Group's website.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     2 August 2006